*HP 3/13

[redacted]

14048014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-68191 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER: Morgan Stanley Smith Barney LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. No. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Avenue
(No. and Street)

| Purchase | New York | 10577-2530 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Gelfand — (914) 225-6412 (Area Code - Telephone Number)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

| 30 Rockefeller Plaza | New York | New York | 10112-0015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/14

## AFFIRMATION

We, Jeffrey A. Gelfand and Mary Ambrecht, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeffrey A. Gelfand
Chief Financial Officer

Mary Ambrecht
Managing Director

Subscribed to before me this
27th day of February, 2014

Marie L. Van Duyne
Notary Public

MARIE L. VAN DUYNE
Notary Public, State of New York
No. 01VA4916101
Qualified in Westchester County
Commission Expires 4-19-2014

**MORGAN STANLEY SMITH BARNEY LLC**
**(SEC I.D. No. 8-68191)**

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2013**
**AND**
**INDEPENDENT AUDITORS' REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

********

**Filed pursuant to 17a-5(e)(3)**
**under the Securities and Exchange Act of 1934**
**as a PUBLIC DOCUMENT.**

**Deloitte.**

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Morgan Stanley Smith Barney LLC:

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Smith Barney LLC and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

# MORGAN STANLEY SMITH BARNEY LLC
# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## December 31, 2013
## (In millions of dollars)

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,279 |
| Cash deposited with clearing organizations or segregated under federal and other regulations or requirements | | 2,333 |
| Financial instruments owned, at fair value (approximately $161 were pledged to various parties) | | 1,735 |
| Securities purchased under agreements to resell | | 4,383 |
| Securities borrowed | | 341 |
| Receivables: | | |
| Customers (net of $7 allowance for doubtful accounts) | | 15,242 |
| Brokers, dealers and clearing organizations | | 761 |
| Fees, interest and other | | 614 |
| Affiliates | | 40 |
| Equipment and software (net of accumulated depreciation of $20) | | 15 |
| Goodwill | | 4,609 |
| Intangible assets (net of accumulated amortization of $1,132) | | 2,818 |
| Other assets | | 287 |
| Total assets | $ | 34,457 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Short-term borrowings - affiliates | $ | 399 |
| Financial instruments sold, not yet purchased, at fair value | | 669 |
| Securities sold under agreements to repurchase | | 5,267 |
| Securities loaned | | 3,072 |
| Payables: | | |
| Customers | | 7,452 |
| Brokers, dealers and clearing organizations | | 254 |
| Interest and dividends | | 25 |
| Other liabilities and accrued compensation expenses | | 4,168 |
| Total liabilities | | 21,306 |
| Subordinated liabilities | | 100 |
| Member's equity | | 13,051 |
| Total liabilities and member's equity | $ | 34,457 |

See Notes to Consolidated Statement of Financial Condition.

(In millions of dollars, except where noted)

## Note 1 - Introduction and Basis of Presentation

### The Company

Morgan Stanley Smith Barney LLC ("MSSB") and its subsidiaries (collectively, the "Company") offer a wide variety of financial products and provide financial services to a large and diversified group of clients, financial institutions and individuals. The Company's businesses include financial advisory services, sales, and trading in fixed income securities and related products, including foreign exchange and investment activities and new issue distribution of fixed income, equity and packaged products. The Company provides clients with a comprehensive array of financial solutions, including MSSB products and services, and products and services from third party providers, such as insurance companies and mutual fund families. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services through a network of over sixteen thousand financial advisors in the United States of America ("U.S.").

MSSB is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and as a investment adviser. The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC").

The Company is a wholly owned subsidiary of Morgan Stanley Smith Barney Holdings LLC (the "Parent"). In June 2013, Morgan Stanley (the "Ultimate Parent") received final regulatory approval to acquire the remaining 35% stake in the Parent from Citigroup Inc. ("Citi"). On June 28, 2013, the Ultimate Parent purchased the remaining 35% interest in the Parent for $4,725, increasing the Ultimate Parent's interest in the Parent from 65% to 100%.

### Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, compensation, the outcome of litigation and tax matters, and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition is prudent and reasonable. Actual results could differ materially from these estimates.

All material intercompany balances and transactions with the Company's subsidiaries have been eliminated.

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned subsidiaries in which MSSB has a controlling financial interest.

At December 31, 2013, the Company's consolidated subsidiaries reported $9 of assets, $7 of liabilities and $2 of member's equity on a stand-alone basis.

## Note 2 - Summary of Significant Accounting Policies

### Financial Instruments and Fair Value

A portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

*Financial Instruments Measured at Fair Value*

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These financial instruments primarily represent the Company's trading positions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

*Fair Value Measurement – Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that were developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the

Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 4). In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Valuation Techniques*

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and to adjust to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

*Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis.*

Certain of the Company's assets are measured at fair value on a non-recurring basis. The Company incurs losses or gains for any adjustments of these assets to fair value. A downturn in market conditions could result in impairment charges in future periods.

For assets and liabilities measured at fair value on a non-recurring basis, fair value is determined by using various valuation approaches. The same hierarchy for inputs as described above, which maximizes the use of observable inputs and minimizes the use of unobservable inputs by generally requiring that the observable inputs be used when available, is used in measuring fair value for these items.

*Valuation Process*

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Company's fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

*Model Review.* VRG, in conjunction with the Market Risk Department ("MRD") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries, independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual VRG review.

*Independent Price Verification.* The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated using valuation models. VRG assesses the external sources and their

valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For financial instruments categorized within Level 3 of the fair value hierarchy, VRG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management of the Ultimate Parent and its consolidated subsidiaries, on a regular basis.

*Review of New Level 3 Transactions.* VRG reviews the models and valuation methodology used to price all new material Level 3 transactions and both FCG and MRD management must approve the fair value of the trade that is initially recognized.

For further information on financial assets and liabilities that are measured at fair value on a recurring and non-recurring basis, see Note 4.

**Cash**

Cash consists of cash held on deposit.

**Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements**

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

**Repurchase and Securities Lending Transactions**

Securities borrowed or reverse repurchase agreements and Securities loaned or repurchase agreements are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, repurchase agreements and reverse repurchase agreements with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

**Receivables and Payables – Customers**

Receivables from customers (net of allowance for doubtful accounts) and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

### Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

### Equipment and Software

Equipment and software consists of computer and communications equipment, and software. Equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided by the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: computer and communications equipment – 3 to 9 years. Estimated useful lives for software costs are generally 3 to 5 years.

Equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

### Goodwill and Intangible Assets

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment.

### Other Assets

Other assets include, but are not limited to, prepaid expenses.

### Other Liabilities

Other liabilities include, but are not limited to, accrued compensation, deferred income, and accrued expenses.

## Note 3- Related Party Transactions

The Company has transactions with the Ultimate Parent and its affiliates. Subordinated liabilities transacted with the Ultimate Parent are described in Note 9.

On March 26, 2013, MSSB repaid a portion of its Subordinated liabilities with the Ultimate Parent in the amount of $300. During May 2013, customer accounts being cleared and settled by Morgan Stanley & Co. LLC ("MS&Co") that supported the North American and Latin American customers of the Company were migrated to the Company over the course of two conversion events. The Parent contributed net assets of $140 as a result of the integration of customer accounts which included $2,343 and $1,503 of customer receivables and payables. MS&Co additionally contributed research services totaling $20 throughout the year.

Receivables from and payables to affiliates consist of intercompany transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at prevailing market rates and are payable on demand.

Assets and receivables from affiliated companies as of December 31, 2013 are comprised of:

| | | |
|---|---|---|
| Cash deposited with clearing organizations or segregated under federal and other regulations or requirements | $ | 12 |
| Financial instruments owned - Corporate and other debt | | 61 |
| Reverse repurchase agreements | | 3,705 |
| Securities borrowed | | 341 |
| Receivables - Customers | | 9 |
| Receivables - Brokers, dealers and clearing organizations | | 653 |
| Receivables - Fees, interest and other | | 9 |
| Receivables - Affiliates | | 40 |
| Other assets | | 2 |

Liabilities and payables to affiliated companies as of December 31, 2013 are comprised of:

| | | |
|---|---|---|
| Short term borrowings - affiliates | $ | 399 |
| Repurchase agreements | | 4,513 |
| Securities loaned | | 3,072 |
| Payables - Brokers, dealers and clearing organizations | | 86 |
| Subordinated liabilities | | 100 |

## Note 4 – Fair Value Disclosures

### Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

***Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased***

***U.S. Government and Agency Securities***

U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are composed of two main categories consisting of agency-issued debt and agency mortgage pass-through pool securities. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities and agency mortgage pass-through pool securities are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

***Other Sovereign Government Obligations***

Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 1 of the fair value hierarchy. If the market is less active or prices are dispersed, these bonds are categorized in Level 2 of the fair value hierarchy. In instances where the inputs are unobservable, these bonds are categorized in Level 3 of the fair value hierarchy.

***Corporate and Other Debt***

State and Municipal Securities

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS") and Commercial Mortgage-Backed Securities ("CMBS")

RMBS and CMBS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates, and/or applying discounted cash flow techniques. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS and CMBS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS and CMBS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads, credit default swap spreads, at the money volatility and/or volatility skew obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

*Corporate Equities*

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

*Derivative Contracts*

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 10.

*Physical Commodities*

The Company trades various precious metals on behalf of its customers. Fair value for physical commodities is determined using observable inputs, including broker quotations and published indices. Physical commodities are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2013. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

**Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2013**

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance December 31, 2013 |
|---|---|---|---|---|
| **Assets at Fair Value:** | | | | |
| Financial instruments owned: | | | | |
| U.S. government and agency securities: | | | | |
| U.S. Treasury securities | $ 227 | $ - | $ - | $ 227 |
| U.S. agency securities | - | 190 | 1 | 191 |
| Total U.S. government and agency securities | 227 | 190 | 1 | 418 |
| Other sovereign government obligations | 1 | 5 | - | 6 |
| Corporate and other debt: | | | | |
| State and municipal securities | - | 595 | - | 595 |
| Residential mortgage-backed securities | - | 12 | - | 12 |
| Commercial mortgage-backed securities | - | 1 | - | 1 |
| Corporate bonds | - | 581 | 9 | 590 |
| Other debt | - | 6 | - | 6 |
| Total corporate and other debt | - | 1,195 | 9 | 1,204 |
| Corporate equities [1] | 41 | 10 | 1 | 52 |
| Derivative contracts: | | | | |
| Foreign exchange contracts | - | 7 | - | 7 |
| Equity contracts | - | 44 | - | 44 |
| Total derivative contracts | - | 51 | - | 51 |
| Physical commodities | - | 4 | - | 4 |
| Total financial instruments owned | $ 269 | $ 1,455 | $ 11 | $ 1,735 |
| **Liabilities at Fair Value:** | | | | |
| Financial instruments sold, not yet purchased: | | | | |
| U.S. government and agency securities: | | | | |
| U.S. Treasury securities | $ 301 | $ - | $ - | $ 301 |
| U.S. agency securities | - | 1 | - | 1 |
| Total U.S. government and agency securities | 301 | 1 | - | 302 |
| Other sovereign government obligations | 11 | 6 | - | 17 |
| Corporate and other debt: | | | | |
| Corporate bonds | - | 314 | 1 | 315 |
| Other debt | - | 1 | - | 1 |
| Total corporate and other debt | - | 315 | 1 | 316 |
| Corporate equities[1] | 21 | 6 | - | 27 |
| Derivative contracts | | | | |
| Foreign exchange contracts | - | 7 | - | 7 |
| Total financial instruments sold, not yet purchased | $ 333 | $ 335 | $ 1 | $ 669 |

[1] The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying size.

## Transfers Between the Fair Value Hierarchy Levels During 2013

For assets and liabilities that were transferred between the fair value hierarchy levels during the period, fair values are ascribed as if the assets or liabilities had been transferred as of the beginning of the period.

*Financial instruments owned—Corporate and other debt*

During 2013, the Company reclassified approximately $3 of Corporate and other debt from Level 2 to Level 3. The reclassifications were primarily related to corporate bonds and were generally due to a reduction in market price quotations for these or comparable instruments, or a lack of available broker quotes, such that unobservable inputs had to be utilized for the fair value measurement of these

instruments. Additionally, the Company reclassified $1 of Corporate and other debt from Level 3 to Level 2 as external prices and/or spread inputs for these instruments became observable.

*Financial instruments sold, not yet purchased—Corporate equities*

During 2013, the Company reclassified approximately $2 of corporate equity liabilities from Level 2 to Level 1 as these securities became actively traded and were valued based on quoted prices from the exchange.

**Quantitative Information about and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2013**

The disclosures below provide information on the valuation techniques, significant unobservable inputs and their ranges and averages for each material category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

| | Balance at December 31, 2013 | Valuation Technique(s) | Significant Unobservable Input(s)/Sensitivity of the Fair Value to Changes in the Unobservable Inputs | Range [(1)] | Averages[(2)] |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Financial instruments owned: | | | | | |
| Corporate and other debt: | | | | | |
| Corporate bonds | $ 9 | Comparable pricing | Comparable bond price/(A) | 2 to 106 points | 47 points |

(1) The ranges of significant unobservable inputs are represented in points. Points are a percentage of par; for example, 106 points would be 106% of par.

(2) Weighted averages are calculated by weighting each input by the fair value of the respective financial instruments.

**Sensitivity of the fair value to changes in the unobservable inputs:**

(A) Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement.

The following provides a description of significant unobservable inputs included in the table above at December 31, 2013:

*Comparable bond price*—a pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond. Additionally, as the probability of default increases for a given bond (*i.e.*, as the bond becomes more distressed), the valuation of that bond will increasingly reflect its expected recovery level assuming default. The decision to use price-to-price or yield/spread comparisons largely reflects trading market convention for the financial instruments in question. Price-to-price comparisons are primarily employed for distressed corporate bonds. Implied yield (or spread over a liquid benchmark) is utilized predominately for non-distressed corporate bonds.

**Assets and Liabilities Measured at Fair Value on a Non-recurring Basis**

Certain intangible assets were measured at fair value on a non-recurring basis and are not included in the tables above.

During 2013, the Company had intangible assets that were measured at fair value on a non-recurring basis. At December 31, 2013 the carrying value of these intangible assets were fully amortized. See information related to intangible assets in Note 7.

There were no liabilities measured at fair value on a non-recurring basis during 2013.

**Financial Instruments Not Measured at Fair Value**

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the consolidated statement of financial condition. The table below excludes certain financial instruments and all non-financial assets and liabilities such as goodwill and intangible assets.

The carrying value of cash and short-term financial instruments such as reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned, certain receivables and payables arising in the ordinary course of business, Other assets, Other liabilities and accrued compensation expenses, and Short-term borrowings approximate fair value because of the relatively short period of time between their origination and expected maturity.

The fair value of Subordinated liabilities is generally determined based on transactional data or third party pricing for identical or comparable instruments, when available. Where position-specific external prices are not observable, fair value is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturity.

## Financial Instruments Not Measured At Fair Value at December 31, 2013

| | At December 31, 2013 | | Fair Value Measurements using: | | |
|---|---|---|---|---|---|
| | Carrying Value | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Financial Assets:** | | | | | |
| Cash | $ 1,279 | $ 1,279 | $ 1,279 | $ - | $ - |
| Cash deposited with clearing organizations or segregated under federal and other regulations or requirements | 2,333 | 2,333 | 2,333 | - | - |
| Reverse repurchase agreements | 4,383 | 4,383 | - | 4,383 | - |
| Securities borrowed | 341 | 341 | - | 341 | - |
| Receivables: [1] | | | | | |
| Customers | 15,242 | 15,242 | - | 15,242 | - |
| Brokers, dealers and clearing organizations | 761 | 761 | - | 761 | - |
| Fees, interest and other | 124 | 124 | - | 124 | - |
| Affiliates | 40 | 40 | - | 40 | - |
| Other assets[2] | 43 | 43 | - | 43 | - |
| **Financial Liabilities:** | | | | | |
| Short-term borrowings - affiliates | $ 399 | $ 399 | $ - | $ 399 | $ - |
| Repurchase agreements | 5,267 | 5,267 | - | 5,267 | - |
| Securities loaned | 3,072 | 3,072 | - | 3,072 | - |
| Payables:[1] | | | | | |
| Customers | 7,452 | 7,452 | - | 7,452 | - |
| Brokers, dealers and clearing organizations | 254 | 254 | - | 254 | - |
| Other liabilities and accrued compensation expenses[3] | 2,872 | 2,872 | - | 2,872 | - |
| Subordinated liabilities | 100 | 101 | - | 101 | - |

(1) Accrued interest, fees and dividend receivables and payables where carrying value approximates fair value have been excluded.
(2) Other assets excludes certain financial instruments that are not in scope and certain non-financial instruments.
(3) Other liabilities and accrued compensation expenses excludes certain financial instruments that are not in scope and certain non-financial instruments.

## Note 5 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set-off collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following table presents information about the offsetting of these instruments and related collateral amounts at December 31, 2013. For information related to offsetting of derivatives, see Note 10.

| | Gross Amounts[1] | Amounts Offset in the Consolidated Statement of Financial Condition | Net Amounts Presented in the Consolidated Statement of Financial Condition | Financial Instruments Not Offset in the Consolidated Statement of Financial Condition[2] | Net Exposure |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Reverse repurchase agreements | $ 4,383 | $ - | $ 4,383 | $ (3,100) | $ 1,283 |
| Securities borrowed | 341 | - | 341 | (334) | 7 |
| **Liabilities** | | | | | |
| Repurchase agreements | $ 5,267 | $ - | $ 5,267 | $ (4,465) | $ 802 |
| Securities loaned | 3,072 | - | 3,072 | (3,020) | 52 |

(1) Amounts include $1,283 of securities purchased under agreements to resell and $802 of Securities sold under agreements to repurchase which are either not subject to master netting agreements or collateral agreements or are subject to such agreements but the Company has not determined the agreements to be legally enforceable.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

The Company also engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included in Customer receivables in the consolidated statement of financial condition. Under these agreements and transactions, the Company receives collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2013, there were approximately $13,815 of customer margin loans outstanding.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other secured financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral at December 31, 2013 were as follows:

| | | |
|---|---|---|
| Financial instruments owned: | | |
| U.S. government and agency securities | $ | 307 |
| Corporate and other debt | | 990 |
| Total | $ | 1,297 |

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. At December 31, 2013, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $21,632 and the fair value of the portion that had been sold or repledged was $7,636.

The Company is subject to concentration risk by holding large positions in certain types of secured or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 1% of the Company's total assets at December 31, 2013. In addition, substantially all of the collateral held by the Company for resale agreements or bonds borrowed, which together represented approximately 14% of the Company's total assets at December 31, 2013, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including underwriting and financing commitments, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

At December 31, 2013, cash of $2,333 was deposited with clearing organizations or segregated under federal and other regulations or requirements.

**Note 6 – Variable Interest Entities and Securitization Activities**

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be variable interest entities ("VIEs").

The Company applies accounting guidance for consolidation of VIEs to certain entities in which equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary. As of December 31, 2013, there are no consolidated VIEs.

The Company's variable interests in VIEs include debt and equity interests. The Company's involvement with VIEs arises primarily from interests purchased in connection with secondary market-making activities.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties. The Company generally has no power.

Securitization transactions generally involve VIEs. Primarily as a result of its client facilitation activities, the Company owned securities issued by securitization SPEs for which the maximum exposure to loss is less than specific thresholds. These securities totaled $73 at December 31, 2013. These securities were acquired in connection with client facilitation activities. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in Financial instruments owned-Corporate and other debt and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. The Company's maximum exposure to loss generally equals the fair value of the securities owned.

## Note 7 – Goodwill and Net Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of the reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit.

The estimated fair values are generally determined by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-earnings multiples of certain comparable companies.

The Company completed its annual goodwill impairment testing at July 1, 2013. The Company chose the option to assess qualitative factors to determine whether the existance of events or circumstances lead to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The Company considered factors which included the most recent estimate of the reporting unit fair value which exceeded its carrying value by a substantial margin, marcoeconomic conditions, relevant industry and market conditions and the Company's specific performance.

The Company determined based on the qualitative assessment that it was more likely than not that the fair value of the reporting unit was greater than its carrying value, therefore, the two-step impairment test was not required. Adverse market or economic events could result in impairment charges in future periods.

There have been no changes in the carrying amount of the Company's goodwill during 2013.

At December 31, 2013, net intangible assets were $2,818 and included customer relationships. The estimated useful life of MSSB's customer relationships is sixteen years. In June 2013, the useful life of research intangibles was shortened from its five year useful life by five months and resulted in the impairment of the asset. The remaining useful life expired on December 31, 2013.

## Note 8 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balances consist primarily of intercompany funding from the Ultimate Parent as well as other intercompany payables which settle in the normal course of business.

In May 2012, the Company entered into a revolving credit facility ("credit agreement") with the Ultimate Parent for $5,000 with a maturity date of May 3, 2017. As of December 31, 2013, the Company had no outstanding balance under the credit agreement.

## Note 9 - Subordinated Liabilities

Subordinated liabilities consist of one Subordinated Revolving Credit Agreement with the Ultimate Parent dated May 29, 2009. The maturity date and interest rate of the subordinated note as of December 31, 2013 is as follows:

| Subordinated Notes | Maturity Date | Interest Rate | Par Value |
|---|---|---|---|
| Subordinated Revolver | July 31, 2016 | 5.35% | $ 100 |

## Note 10 - Derivative Instruments

The Company may trade listed futures, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company may use these instruments to hedge their client facilitation activity.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis. The Company's derivative instruments are not subject to master netting or collateral agreements. See information related to offsetting of certain collateralized transactions in Note 5.

***Fair Value and Notional of Derivative Instruments***. The following tables summarize the fair value of derivative instruments not designated as accounting hedges by type of derivative contract and the platform on which these instruments are traded or cleared on a gross basis at December 31, 2013. Fair values of derivative contracts in an asset position are included in Financial instruments owned and fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased in the consolidated statement of financial condition (see Note 4):

**Derivative Assets**

| | Fair Value | | | Notional | | |
|---|---|---|---|---|---|---|
| | Bilateral OTC | Exchange Traded | Total | Bilateral OTC | Exchange Traded | Total |
| **Derivatives not designated as hedges:**[1] | | | | | | |
| Interest rate contracts | $ - | $ - | $ - | $ 103 | $ 40 | $ 143 |
| Foreign exchange contracts | 7 | - | 7 | 304 | - | 304 |
| Equity contracts | 44 | - | 44 | 542 | 1 | 543 |
| **Total derivatives not designated as hedges** | $ 51 | $ - | $ 51 | $ 949 | $ 41 | $ 990 |

**Derivative Liabilities**

| | Fair Value | | | Notional | | |
|---|---|---|---|---|---|---|
| | Bilateral OTC | Exchange Traded | Total | Bilateral OTC | Exchange Traded | Total |
| **Derivatives not designated as hedges:**[1] | | | | | | |
| Interest rate contracts | $ - | $ - | $ - | $ 44 | $ 50 | $ 94 |
| Foreign exchange contracts | 7 | - | 7 | 302 | - | 302 |
| Commodity contracts | - | - | - | - | 3 | 3 |
| **Total derivatives not designated as hedges** | $ 7 | $ - | $ 7 | $ 346 | $ 53 | $ 399 |

(1) Notional amounts include gross notionals related to open long and short futures contracts of $10 and $53, respectively. The unsettled fair value of the open short futures contracts (excluded from the table above) of $1 is included in Receivables - Brokers, dealers and clearing organizations on the consolidated statement of financial condition.

## Note 11 – Commitments, Guarantees and Contingencies

### Letters of Credit

The Company has the ability to issue letters of credit outstanding to satisfy various collateral requirements; however, none were outstanding at December 31, 2013.

### Premises and Equipment

At December 31, 2013, future minimum rental commitments, net of subleases, principally on office rentals were as follows:

| Fiscal Year | Gross Amount | Sublease Income | Net Amount |
|---|---|---|---|
| 2014 | $ 255 | $ 8 | $ 247 |
| 2015 | 247 | 7 | 240 |
| 2016 | 215 | 5 | 210 |
| 2017 | 181 | 1 | 180 |
| 2018 | 148 | - | 148 |
| Thereafter | 408 | - | 408 |
| Total | $ 1,454 | $ 21 | $ 1,433 |

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

### Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

### Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee.

*Derivative Contracts*

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 10.

### Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution.

The Company is also involved, from time to time, in other reviews, investigations, and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business and involving, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings and investigations, the Company cannot reasonably estimate such losses, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or governmental entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

For certain other legal proceedings and investigations, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the Company's consolidated statement of financial condition.

## Note 12 – Sales and Trading Activities

### Sales and Trading

The Company conducts sales, trading, financing and client facilitation activities on securities and futures exchanges and in OTC markets.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following is a discussion of risk management and the Company's primary risks: market risk, credit risk and operational risk policies and procedures covering these activities.

### Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively

identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

*Market Risk*

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices) or other market factors, such as market liquidity, will result in losses for a position or portfolio owned by the Company. Generally, the Company incurs market risk as a result of trading, investing, and client facilitation activities where a substantial majority of the Company's market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. Market risk is monitored through various measures: using statistics; by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and through scenario analyses conducted in collaboration with business units.

*Credit Risk*

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations owned by the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and non-purpose loans to individual investors, which are collateralized by securities.

The Ultimate Parent has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees of the Ultimate Parent that monitor risk exposures, including margin loans and credit sensitive, higher risk transactions. See Note 5 for a discussion of Concentration Risk.

*Operational Risk*

Operational risk refers to the risk of financial or other loss, or damage to a firm's reputation, resulting from inadequate or failed internal processes, people, systems, or from external events (e.g., fraud, legal and compliance risks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and control groups (e.g., information technology and trade processing). As such, the Company may incur operational risk in each of its divisions.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks.

**Note 13 – Employee Stock-Based Compensation Plans**

Eligible employees of the Company participate in several of the Ultimate Parent's stock-based compensation plans. The Ultimate Parent accounts for stock-based compensation in accordance with the accounting guidance for stock-based awards. This accounting guidance requires measurement of compensation cost for stock-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

***Restricted Stock Units***

The Ultimate Parent has granted restricted stock unit awards pursuant to several stock-based compensation plans. The plans provide for the deferral of a portion of certain employees' incentive compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future. Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally one to four years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of stock-based awards may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents. The Ultimate Parent determines the fair value of restricted stock units based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

***Stock Options***

The Ultimate Parent has granted stock option awards pursuant to several stock-based compensation plans. The plans provide for the deferral of a portion of certain key employees' incentive compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire seven to 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in restricted stock units. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

*Stock Based Compensation*

Stock-based compensation costs are charged to the Company by the Ultimate Parent based upon the awards granted to employees in the Company participating in the programs.

**Note 14 – Employee Benefit Plans**

*Pension and Postretirement Benefit Plans*

Substantially all employees of the Company participate in employee benefit plans sponsored by the Ultimate Parent. The pension plan provides pension benefits that are based on each employee's years of credited service and compensation levels specified in the plan. The U.S. Qualified Plan ceased future benefits accruals after December 31, 2010.

Certain employees are covered by a postretirement plan that provides medical and life insurance for eligible retirees and medical insurance for their dependents.

*Morgan Stanley 401(k) Plan*

Eligible employees receive 401(k) matching cash contributions that are allocated according to particpants' current investment direction. Certain employees with eligible pay less than or equal to one hundred thousand dollars will receive a 401(k) Fixed Contribution equal to 2% of eligible pay. Additionally, certain employees receive a 401(k) Transition Contribution based on prior plan membership.

**Note 15 - Income Taxes**

Certain subsidiaries of the Company are organized as corporations which are subject to state and local income taxes.

MSSB is a single-member limited liability company that is treated as a disregarded entity for U.S. federal income tax purpose. The taxable income of the Company will be reported by its Parent which is treated as a partnership for U.S. federal and most state income tax purposes. The Ultimate Parent and Citi will include their distributive share of taxable income from the Parent in their respective federal, state and local income tax returns.

The Company is subject to the income and indirect tax laws of the states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

The Company performs regular reviews to ascertain whether deferred tax assets are realizable. These reviews include management's estimates and assumptions regarding future taxable income and incorporate various tax planning strategies, including strategies that may be available to utilize net operating losses before they expire. Once the deferred tax asset balances have been determined, the Company may record a valuation allowance against the deferred tax asset balances to reflect the amount of these balances (net of valuation allowance) that the Company estimates it is more likely than not to realize at a future date.

Significant judgment is required in estimating the current and deferred tax balances (including valuation allowance, if any), accrued interest or penalties and uncertain tax positions. Revisions in our estimates and/or the actual costs of a tax assessment may ultimately be materially different from the recorded accruals and unrecognized tax benefits, if any.

As of December 31, 2013, the Company has not accrued any unrecognized tax benefits in the Company's consolidated statement of financial condition.

**Note 16 - Regulatory Requirements**

MSSB is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC and the CFTC. Under these rules, MSSB is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined. The Financial Industry Regulatory Authority may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2013, MSSB's Net Capital was $3,483, which exceeded the minimum requirement by $3,302.

Advances to the Ultimate Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

**Note 17 – Subsequent Events**

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in this consolidated statement of financial condition or the notes thereto.

******

**Deloitte.**

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, NY 10577

In planning and performing our audit of the consolidated financial statements of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP